UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14 F-1 THEREUNDER
___________________

YZAPP INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Nevada	000-52899	80-0264950
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7/F Jinhua Mansion

41 Hanguang Street

Nangang District, Harbin 150080

People's Republic of China

(Address of principal executive offices)

(86) 451-82287746

(Registrant's telephone number, including area code)

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

YZAPP INTERNATIONAL INC.

7/F Jinhua Mansion

41 Hanguang Street

Nangang District, Harbin 150080

People's Republic of China

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 2, 2009 to the holders of record at the close of business on December 22, 2008 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of YzApp International Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement (the “Share Exchange Agreement”), dated December 23, 2008, among the Company, New Zealand WAYNE's New Resources Development Co., Ltd., a British Virgin Islands company (“New Resources”), Heilongjiang Shuaiyi New Energy Development Co., Ltd., a Chinese company (“Heilongjiang Shuaiyi”), Daqing Shuaiyi Biotech Co., Ltd., a Chinese company (“Daqing Shuaiyi”), Harbin Shuaiyi Green & Specialty Food Trading LLC, a Chinese company, and New Zealand WAYNE's Investments Holdings Co., Ltd., a British Virgin Islands company (the “Shareholder”).  The transactions contemplated by the Share Exchange Agreement were consummated on December 23, 2008 (the “Closing Date”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to YzApp International Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on December 31, 2008.

On the Record Date, 11,746,041 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On December 23, 2008, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of New Resources from the Shareholder in exchange for 689,390 shares of our Series A Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), representing approximately 94% of the issued and outstanding equity interest and voting rights of the Company.  Immediately following closing of the Share Exchange Agreement, the Shareholder transferred 176,529 of the 689,390 shares issued to it under the Share Exchange Agreement to certain individuals who provided services to New Resources' subsidiaries, pursuant to a securities allocation agreement that the Shareholder entered into with such service providers on December 23, 2008.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Eugene M. Weiss submitted his resignation from our Board of Directors and appointed Lianyun Han, Nana Jiang, Chunming Zhang, John Jing Zhang and Xi Zhu to our Board of Directors.  Ms. Han's appointment was effective on the Closing Date, while Mr. Weiss' resignation and the appointments of Nana Jiang, Chunming Zhang, John Jing Zhang and Xi Zhu will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•

each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•

each of our current directors prior to and following the closing of the Share Exchange Agreement;

•

each of our named executive officers listed below in the table under the caption “Executive Compensation” prior to and following the closing of the Share Exchange Agreement; and

•

all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of YzApp International, Inc., 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin, China 150080.

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement

	Number and		%	%	Number and		%	%
	Title of Shares	%	Series A	Total	Title of Shares	%	Series A	Total
Name and Address of	Beneficially	Common	Preferred	Capital	Beneficially	Common	Preferred	Capital
Beneficial Owner	Owned(1)	Stock(2)	Stock(3)	Stock(4)	Owned(1)	Stock(2)	Stock(3)	Stock(4)
Officers and Directors
Eugene M. Weiss	18,022	*	*	*	18,022	*	*	*
4 East 89th Street	(Common Stock)				(Common Stock)
New York, NY 10128
Lianyun Han	0	*	*	*	0	*	*	*
Xianfeng Han	0	*	*	*	0	*	*	*
All officers and directors as a	18,022	*	*	*	18,022	*	*	*
group	(Common Stock)				(Common Stock)
5% Security Holders
Allied China Investments, LLC	5,878,894	50.1%	*	50.1%	5,878,894	50.1%	2.5%	2.8%
570 Lexington Avenue	(Common Stock)				(Common Stock)
New York, New York 10022					and
					17,962
					(Preferred Stock)

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement

	Number and		%	%	Number and		%	%
	Title of Shares	%	Series A	Total	Title of Shares	%	Series A	Total
Name and Address of	Beneficially	Common	Preferred	Capital	Beneficially	Common	Preferred	Capital
Beneficial Owner	Owned(1)	Stock(2)	Stock(3)	Stock(4)	Owned(1)	Stock(2)	Stock(3)	Stock(4)
William J. McCluskey(5)	5,878,894	50.1%	*	50.1%	5,878,894	50.1%	2.5%	2.8%
570 Lexington Avenue	(Common Stock)				(Common Stock)
New York, New York 10022					and
17,962
(Preferred Stock)
New Zealand WAYNE's	0	*	*	*	512,861	*	70.5%	69.9%
Investment Holdings Co., Ltd.
4/F, Yushan Plaza
No.51 Yushan Road
Harbin, China 150090
Jinbo Cao(6)	0	*	*	*	512,861	*	70.5%	69.9%
4/F, Yushan Plaza
No.51 Yushan Road
Harbin, China 150090

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company's stock.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 11,746,041 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and after the closing of the transactions contemplated by the Share Exchange Agreement (as of December 31, 2008).

(3)

No shares of Series A Preferred Stock were issued and outstanding as of the Record Date and 727,520 shares of Series A Preferred Stock were issued and outstanding as of December 31, 2008.  Shares of Series A Preferred Stock will be, upon the occurrence of certain events, convertible into shares of Common Stock on the basis of one share of Series A Preferred Stock for 2,000 shares of Common Stock, which will be adjusted to a conversion ratio of one share of Series A Preferred Stock for 17.45 shares of Common Stock upon the effectiveness of a planned 1-for-114.59 reverse split of our outstanding Common Stock.  All shares of Series A Preferred Stock will be automatically converted into Common Stock upon the effectiveness of such reverse stock split.  Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis.

(4)

Percentage of Total Capital Stock represents total ownership with respect to all shares of our Common Stock and Series A Preferred Stock, as a single class and on an as-converted to Common Stock basis.

(5)

Includes 5,878,894 shares of Common Stock and 17,962 shares of Series A Preferred Stock held by Allied China Investments, LLC.  Mr. McCluskey is the managing member of Allied China Investments, LLC and has sole voting and dispositive power over the shares held by Allied China Investments, LLC.

(6)

Includes 512,861 shares of Series A Preferred Stock held by New Zealand WAYNE's Investment Holdings Co., Ltd.  Jinbo Cao is the sole shareholder of New Zealand WAYNE's Investment Holdings Co., Ltd. and Mr. Cao disclaims his beneficial ownership in these shares.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, Eugene M. Weiss, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders.  Mr. Weiss has submitted a letter of resignation and Lianyun Han, Nana Jiang, Chunming Zhang, John Jing Zhang and Xi Zhu have been appointed to our Board of Directors.  Ms. Han's appointment was effective on the Closing Date, while Mr. Weiss' resignation and the appointments of Nana Jiang, Chunming Zhang, John Jing Zhang and Xi Zhu will become effective on the Effective Date.  On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Lianyun Han	52	Chairperson, CEO and President
Xianfeng Han	28	Chief Financial Officer and Treasurer
Nana Jiang(1)	31	Director
Chunming Zhang(1)	39	Director
John Jing Zhang(1)	37	Director
Xi Zhu(1)	26	Director
Eugene M. Weiss(2)	70	Former President and Director

(1)

Will become a director on the Effective Date.

(2)

Former President prior to December 23, 2008 and current director until the Effective Date.

Lianyun Han.  Dr. Han has extensive experience in operational management and business development.  Dr. Han is the founder of our company and has been our Chief Executive Officer, President and the chairperson of our board of directors since the closing of the Share Exchange Agreement on December 23, 2008.  Dr. Han has been the chairman and chief executive officer of our subsidiary Heilongjiang Shuaiyi since its formation in 2006.  From 1998 to 2006, Dr. Han was the president of Heilongjiang Shuaiyi Technology Development Co., Ltd., a company that is engaged in the business of developing, manufacturing, marketing and selling high-tech agricultural products.  Dr. Han holds a Doctor's degree in Business Administration from The University of Southern California.

Xianfeng Han.  Mr. Han has extensive experience in accounting and auditing.  Mr. Han has been our Chief Financial Officer since the closing of the Share Exchange Agreement on December 23, 2008.  Mr. Han joined Heilongjiang Shuaiyi as Chief Financial Officer in 2007.  From 2005 to 2007, Mr. Han was the managing accountant of two U.S. public companies, China Kangtai Cactus Bio-tech, Inc. (CKGT. OB) and American Oriental Bioengineering, Inc. (AOB).  Mr. Han holds a Bachelor's degree in accounting from Harbin Business University and is familiar with U.S. GAPP and Chinese accounting practice.

Chunming Zhang.  Mr. Zhang has decades of working experience in production management.  Mr. Zhang will become our director on the Effective Date.  Mr. Zhang joined Heilongjiang Shuaiyi in 2006 as the production manager.  From 1998 to 2006,  Mr. Zhang was the vice president of Heilongjiang Shuangyasha Boiler Factory.  Mr. Zhang holds a Bachelor's degree in economics from Northeast Agricultural University.

Nana Jiang.  Ms. Jiang will become our director on the Effective Date.  Ms. Jiang joined Heilongjiang Shuaiyi in 2006 as the managing accountant.  From 1998 to 2006, Ms. Jiang was the managing accountant of Heilongjiang Shuaiyi Technology Development Co., Ltd., a company that is engaged in the business of developing, manufacturing, marketing and selling high-tech agricultural products.  Ms. Jiang holds a Bachelor's degree in English from Harbin Normal University.

John Jing Zhang.  Mr. Zhang will become our director on the Effective Date.  Mr. Zhang currently serves as the chief executive officer of JC Global Capital Partners, LLC, a financial consulting firm located in Shanghai, China that specializes in cross-border capital market transactions.  Prior to funding JC Global Capital Partners, LLC in September 2006, from September 2003 to August 2006, Mr. Zhang was the Managing Director of FirsTrust Group, a US merchant bank headquartered in Atlanta, GA, where he was responsible for its entire China operation.  Prior to joining FirsTrust Group, Mr. Zhang held senior positions in two U.S. corporations, ASI Computer Technology, Inc. and CTX International, Inc., a company that engages in the business of manufacturing and selling LCD Flat Panel Displays.  Mr. Zhang is also an independent director of China Kangtai Cactus Bio-tech, Inc. (CKGT. OB).  Mr. Zhang holds an MBA from Emory University.

Xi Zhu.  Mr. Zhu will become our director on the Effective Date.  Mr. Zhu has years of experience in auditing and financial consulting.  Currently he is a Senior Financial Advisor for JINDU Investment, a financial consulting firm that specializes in PIPE deals.  Prior to JINDU Investment, Mr. Zhu was an auditor of in the International Business Department at BDO Qingdao Branch.  BDO is a world wide network of public accounting firms, serving international clients.  Mr. Zhu was an Auditor Assistant of Foreign Investment Service in Shan Dong De Sheng Accounting Firm from 2005 to 2006.  Mr. Zhu holds a Bachelor's degree in Administrative Management from Qingdao University.

Eugene M. Weiss.  Mr. Weiss has been our President and director since August 2008.  On December 23, 2008, Mr. Weiss resigned from all offices he held with us.  On the same date, Mr. Weiss submitted his resignation as a member of our board of directors, which will become effective on the Effective Date.  Mr. Weiss graduated from Queens College in 1959, and attended New York University School of Law from 1959 to 1960.   From 2005 to present, Mr. Weiss has been a manager at Progressive Capital Solutions LLC.  From 1995 to 2005, he was the President of Professional Fiscal Consultants, an insurance brokerage company and venture capital firm.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2007 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

•

On October 22, 2007, our subsidiary Daqing Shuaiyi entered into a real property purchase agreement with Heilongjiang Shuaiyi Technology Development Co., Ltd., of which our chairperson and chief executive officer Ms. Han is the largest shareholder, pursuant to which Daqing Shuaiyi purchased certain land lots and buildings located at Tiedong District, Xinzhan Town, Zhaoyuan County, Daqing City at a purchase price of RMB 68 million (approximately $10 million).

•

On January 10, 2008, Daqing Shuaiyi entered into a land lease agreement with Heilongjiang Shuaiyi Technology Development Co., Ltd., pursuant to which Daqing Shuaiyi leased a land use right for 20 years over a 410,000 square meter tract on which it has nine factory buildings.

•

On October 15, 2007, our subsidiary Heilongjiang Shuaiyi entered into a loan agreement with its wholly-owned subsidiary, Daqing Shuaiyi, pursuant to which Heilongjiang Shuaiyi agreed to loan RMB 35 million (approximately $5.1 million) to Daqing Shuiayi.  The loan is non-interest bearing and unsecured.  Daqing Shuaiyi is obligated under the loan agreement to pay off RMB 7 million (approximately $1 million) by October 30 each year starting from 2008.  The loan matures on October 15, 2012.

•

On September 12, 2008, the Shareholder entered into separate earn-in agreements (the “Earn-In Agreements”) with the nine original shareholders of Heilongjiang Shuaiyi (the “Founders”), including our chairperson and chief executive officer, Lianyun Han.  Pursuant to the Earn-In Agreements, each Founder has an option to purchase shares of the Shareholder's ordinary shares at a purchase price of $0.01 per share (the par value of the Shareholder's ordinary shares), provided that the aggregate price with respect to the shares eligible to be purchased relating to the satisfaction of condition (4) below is the sum of $0.01 per share, multiplied the number of such shares, plus $1,000, upon the satisfaction of each of the following conditions: (1) six months have expired since the date of the Share Exchange Agreement, provided that on or before that date, the Founder and Heilongjiang Shuaiyi have entered into a binding employment agreement and the Founder is employed by Heilongjiang Shuaiyi pursuant to that agreement on such date; (2) the SEC has declared a registration statement filed by the Company under the Securities Act of 1933, as amended, effective, or investors who purchased Common Stock from the Company pursuant to a securities purchase agreement being able to sell their Common Stock under Rule 144; (3) Heilongjiang Shuaiyi and its subsidiaries have achieved not less than $1,560,000 in after-tax net income, as determined under US generally accepted accounting principals (“GAAP”) for the six months ended June 2009; and (4) Heilongjiang Shuaiyi has achieved not less than $3,900,000 in pre-tax profits, as determined under US GAAP for the fiscal year ending 2009. Notwithstanding the foregoing, for purposes of determining whether or not the financial thresholds described above have been achieved, the purchase of the shares by the Founder or any other person designated by the Founder shall not be deemed to be an expense, charge, or other deduction from revenues of the Company even though GAAP may require contrary treatment.  Each Founder may to purchase 25% of the total number of shares that he or she is eligible to purchase under his or her Earn-In Agreement upon the satisfaction of each condition described above and the aggregate number of shares eligible for purchase by all of the Founders under the Earn-In Agreements is 100,000.

•

On December 8, 2008, Heilongjiang Shuaiyi entered into separate loan agreement and promissory notes (the “Notes”) with the Founders, pursuant to which Heilongjiang Shuaiyi borrowed an aggregate of RMB 60 million (approximately $8.8 million) from the Founders, including from our chairperson and chief executive officer.  The Notes bear no interest and are payable in successive equal yearly payments beginning on the tenth anniversary of the Notes, December 8, 2018, and within the first month of each year thereafter.  The final payment is due on January 1, 2028.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2007, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2007, our Board of Directors did not meet.  We did not hold an annual meeting in 2007.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock.  However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table— Fiscal Years Ended December 31, 2007 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
Lianyun Han, CEO and President (1)	2007	12,000	3,000	15,000
	2006	10,000	2,000	12,000
Eugene M. Weiss, former President and Director (2)	2007	-	-	-
	2006	-	-	-
Joseph Meuse, former President and Director (3)	2007	-	-	-
	2006	-	-	-
Brian Jaggard, former CEO, President, CFO and Director (4)	2007	-	-	-
	2006	-	-	-

(1)

On December 23, 2008, in connection with the Share Exchange Agreement, Dr. Lianyun Han became our Chief Executive Officer, President and director.  Prior to the Closing Date, Dr. Han served as the chairperson and chief executive officer of our subsidiary Heilongjiang Shuaiyi.  The annual, long term and other compensation shown in this table include the amount Dr. Han received from Heilongjiang Shuaiyi prior to the consummation of the reverse acquisition.

(2)

Eugene M. Weiss resigned from all offices he held with us upon the closing of the Share Exchange Agreement on December 23, 2008.  Mr. Weiss is our director until the Effective Date.

(3)

Joseph Meuse resigned from his position as our President on August 8, 2008 and appointed Eugene Weiss as our sole officer and director.

(4)

Brian Jaggard resigned from his position as our President on August 1, 2008 and appointed Joseph Meuse as our sole officer and director.

Employment Agreements

Our indirect subsidiary Heilongjiang Shuaiyi has an employment agreement with our chief financial officer, Xianfeng Han, dated March 4, 2007.  The employment agreement has a three-year term beginning on March 5, 2007 and ending on March 4, 2010.  Mr. Han's employment agreement provides for a monthly salary of approximately $470.  Mr. Han is subject to customary non-competition and confidentiality covenants under the agreement.  The employment agreement does not entitle the executive officer to severance payments or payments following a change in control.

We have not provide retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officer.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2007.

Compensation of Directors

During 2007 fiscal year, no member of our board of directors received any compensation for his services as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, YzApp International Inc., has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: December 31, 2008

YZAPP INTERNATIONAL INC.

By:	/s/ Lianyun Han
Chief Executive Officer